EXHIBIT (c)(vi)

Queensland Treasury Corporation’s 2019-20 Indicative Borrowing Program Update.

Market announcement and media release: QTC announces AUD9.9B term debt borrowing program

11 JUNE 2018

Following the Queensland 2019–20 State Budget release, Queensland Treasury Corporation (QTC) estimates it will borrow AUD9.9 billion of term debt in the 2019–20 financial year. This is a reduction of approximately AUD700 million from the forecast in QTC’s 2018–19 borrowing program. The reduction is due to the budget forecast, and buy-back and cancellation of QTC 2020 benchmark bonds by QTC.

Indicative term debt borrowing program

	2019–20 AUD M1	2020–21 AUD M1	2021–22 AUD M1	2022–23 AUD M1

New money
State (includes general government and government-owned corporations)	1,000	2,400	5,500	2,600

Local government and other entities[2]	800	600	500	400

Total new money	1,800	3,000	6,000	3,000
Term debt refinancing
Term debt maturities	8,600	9,000	2,100	10,000

Net funding in advance[3]	(500)	(500)	7,100	(500)

Net term debt refinancing	8,100	8,500	9,200	9,500

Total term debt requirement	9,900	11,500	15,200	12,500

1.	Numbers are rounded to the nearest AUD100 million.
2.	Other entities include: universities, grammar schools, retail water entities and water boards.
3.	Includes net issuance undertaken in advance of borrowing requirements during 2018–19 and also in previous financial years as well as scheduled client principal repayments.

Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.

2019–20 funding strategy

QTC’s 2019–20 funding strategy is likely to include the following, subject to market conditions and client funding requirements:

•	Issuance of QTC’s AUD benchmark bonds as the principal source of funding.

•	Potential issuance of new longer dated AUD benchmark bond maturities, subject to investor demand.

•	Issuance of term debt instruments to complement AUD benchmark bond issues. This may include issuance of green bonds, bond maturities out to 30 years, floating rate notes and non-AUD denominated bonds.

•	Maintaining a minimum of approximately AUD5 billion of short-term debt outstandings.

2018–19 year in review

Investor demand remained solid for QTC’s primary issuance during 2018–19, with all public issuance oversubscribed. QTC’s gross term debt issuance during the year was approximately AUD10 billion. Issuance highlights included three new term debt maturities:

•	2029 benchmark bond

•	2023 floating rate note

•	2029 green bond

In addition, the 2047 bond line increased by AUD90 million to AUD595 million.

Next review of borrowing requirements

QTC will update its 2019–20 borrowing program following the Queensland Government’s release of its Mid-Year Fiscal and Economic Review.

LEGAL NOTICE: QTC’s 2019–20 Indicative Borrowing Program is hereby incorporated by reference into the offering documents for QTC’s funding facilities, including the domestic A$ Bond Information Memorandum dated 18 January 2019 and the Euro Medium Term Note Base Prospectus dated 22 January 2019. QTC is also in the process of preparing and filing a US Form 18-K/A (exhibiting the Indicative Borrowing Program and State Budget Papers) with the US Securities and Exchange Commission as well as a supplement to QTC’s Euro Medium Term Note Base Prospectus with the Luxembourg Stock Exchange.

This announcement (including information accessible through any hyperlinks) and the Budget Papers (collectively, the “Announcement”) (i) does not constitute an offer to sell or the solicitation of an offer to buy any securities, (ii) may not be sent or disseminated in, directly or indirectly, any jurisdiction in which it is unlawful to so send or disseminate, and (iii) may not be sent or given to any person to whom it is unlawful to be so given. In particular, securities may not be offered or sold in the United States or to ‘US Persons’ (as defined in Regulation S under the US Securities Act of 1933, as amended (the ‘Securities Act’)) without registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and any other applicable US state securities laws.

This Announcement is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. This Announcement may contain statements about future events and expectations that are forward looking statements. None of the future projections, expectations, estimates or prospects in this Announcement should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of assumptions, fully stated in the Announcement.